

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 12, 2021

Le Roy Davis
President
WF Card Funding, LLC
550 S. Tryon Street, Floor 10
D1086-103
Charlotte, North Carolina 28202

> **Re: WF Card Funding, LLC**
> **WF Card Issuance Trust**
> **Registration Statement on Form SF-3**
> **Filed December 21, 2020**
> **File Nos. 333-251538 and 333-251538-01**

Dear Mr. Davis,

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that you will file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act. Refer to Item 1100(f) of Regulation AB.

Form of Prospectus

Forward-Looking Statements

2. We note your statement that you undertake no obligation to update publicly or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

The Receivables Purchase Agreement

Repurchase Obligations, page 168

3. We note that Wells Fargo Bank, National Association ("WFBNA"), as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding WFBNA's financial condition if there is a material risk that the ability of WFBNA to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

The Transfer Agreement

The Receivables, page 169

4. We note that the receivables held by the issuing entity may include receivables that are contractually delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.1(e) of Form SF-3.

Requirements for SEC Shelf Registration

Dispute Resolution, page 190

5. We note your disclosure on page 193 that the indenture trustee is not obligated to exercise any of its rights or powers under the indenture, or to institute, conduct or defend any litigation or any proceeding (including any arbitration or mediation provided for under these dispute resolution provisions), at the request or direction of any of the noteholders unless such noteholders offer the indenture trustee reasonable indemnity. Please revise your disclosure to state that the indemnity condition is not applicable to the noteholders' ability to exercise their rights pursuant to the investor communication, asset representations review, and dispute resolution shelf-eligibility requirements in General Instruction I.B.1(b), (c), and (d) of Form SF-3. Alternatively, please advise.

Consumer Protection Laws and Certain Other Regulatory Matters

Certain Regulatory Matters, page 194

6. We note your disclosure about regulatory matters that could impact WFBNA's financial condition. Please confirm that you will provide information about the financial condition of WFBNA, as sponsor, servicer and originator, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f), 1108(b)(4), and 1110(c) of Regulation AB.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

7. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Michael Mitchell, Esq.
       Chapman and Cutler LLP

       Mitchell Naumoff, Esq.
       Chapman and Cutler LLP